Filed by AEP Industries Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: AEP Industries Inc.

Commission File No. for Registration Statement on Form S-4: 333-213803

Date: January 10, 2017

FOR IMMEDIATE RELEASE

AEP Industries Inc. and Berry Plastics Group, Inc. Announce

January 18, 2017 Election Deadline

EVANSVILLE, IN and MONTVALE, NJ – January 10, 2017—Berry Plastics Group, Inc. (“Berry”) (NYSE:BERY) and AEP Industries Inc. (“AEP”) (NASDAQ:AEPI) today announced that the acquisition of AEP by Berry (the “mergers”) is expected to close on or about January 20, 2017, subject to receipt of stockholder approval at the special meeting of AEP stockholders (the “AEP Special Meeting”), scheduled for January 18, 2017. The parties also announced that the election deadline for holders of AEP common stock to elect the form of consideration they wish to receive in the mergers will be at 5:00 p.m., Eastern Time, on January 18, 2017 (the “Election Deadline”), unless extended. The Election Form and Letter of Transmittal (the “Election Form”) necessary for AEP stockholders to make an election as to the form of consideration they wish to receive was mailed on December 16, 2016 to holders of record of AEP common stock as of December 12, 2016. Questions regarding the Election Form, including how to obtain an Election Form, may be directed to D.F. King & Co., Inc., the information agent for the election process, by calling toll-free at (800) 791-3320 (banks and brokers should use (212) 269-5550).

Holders of AEP common stock may elect to receive, for each share of their AEP common stock, including restricted common stock, either: (i) $110.00 in cash (the “Cash Consideration”) or (ii) 2.5011 shares of Berry common stock (the “Stock Consideration,” and, together with the Cash Consideration, the “Merger Consideration”). All cash and stock elections will be subject to the allocation and proration provisions of the Agreement and Plan of Merger, dated August 24, 2016 (as amended from time to time, the “Merger Agreement”), by and among Berry, Berry Plastics Corporation, Berry Plastics Acquisition Corporation XVI, Berry Plastics Acquisition Corporation XV, LLC and AEP, which are described in the election materials and in the Proxy Statement/Prospectus, dated December 15, 2016, mailed on or about December 16, 2016, to holders of record of AEP common stock as of December 12, 2016 (the “Proxy Statement/Prospectus”). The allocation and proration provisions of the Merger Agreement are designed to ensure that, on an aggregate basis, 50% of the shares of AEP common stock outstanding immediately prior to completion of the mergers will receive the Stock Consideration, and the remaining 50% of the shares of AEP common stock outstanding immediately prior to completion of the mergers will receive the Cash Consideration.

As further described in the election materials, to make an election, AEP stockholders must deliver to Computershare Trust Company, N.A., the exchange agent in the mergers, prior to the Election Deadline, a properly executed Election Form together with any other required documents described in the election materials. AEP stockholders who hold their shares through a bank, broker or other nominee should follow the instructions of such bank, broker or other nominee as to the procedures for making elections and exchanging their shares of AEP common stock, which may contain an earlier deadline by which such stockholders will need to submit their election to such bank, broker or other nominee. AEP stockholders who hold their shares in AEP’s 401(k) savings plan should follow the instructions of the trustee of AEP’s 401(k) savings plan, which may contain an earlier deadline by which such stockholders will need to submit their election to the trustee. AEP stockholders should carefully read the Proxy Statement/Prospectus, the Merger Agreement, the Election Form and all election materials provided to them before making their elections as to the form of Merger Consideration they wish to receive. AEP stockholders should also obtain current stock price quotations for AEP common stock and Berry common stock before electing their preferred form of Merger Consideration.

Any AEP stockholders who do not make a proper election by the Election Deadline will have their shares of AEP common stock exchanged for Cash Consideration, Stock Consideration or a combination thereof, depending on the valid elections of other AEP stockholders in accordance with the allocation and proration provisions of the Merger Agreement. The Election Deadline may be extended, in which case AEP and Berry will announce the rescheduled Election Deadline and rescheduled expected closing date by issuing a press release.

As previously announced, and in accordance with the terms of the Merger Agreement, all elections are subject to the satisfaction or waiver of all the conditions to the mergers, including approval by AEP stockholders at the AEP Special Meeting. Under certain limited circumstances (as specified in the Merger Agreement), Berry may elect, in its sole discretion, to pay $110.00 in cash for each share of AEP common stock. There is no guarantee that the mergers will close or that AEP stockholders will receive the Merger Consideration preferences reflected in his, her or its completed Election Form(s). AEP stockholders who have questions regarding the election procedures or who wish to obtain copies of the Proxy Statement/Prospectus, Election Form and other election materials, should contact D.F. King & Co., Inc. at the contact information noted above.

About Berry

Berry is a leading provider of value-added plastic consumer packaging, nonwoven specialty materials and engineered materials delivering high-quality customized solutions to its customers, with net sales of $6.5 billion in fiscal 2016. Berry’s common stock is listed on the New York Stock Exchange under the ticker symbol “BERY” and its world headquarters is located in Evansville, Indiana. For additional information, visit Berry’s website at www.berryplastics.com.

About AEP

AEP manufactures, markets and distributes an extensive range of flexible plastic packaging products for the consumer, industrial and agricultural markets. AEP’s headquarters is located in Montvale, New Jersey, and AEP has manufacturing operations in the United States and Canada. AEP’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “AEPI”. For additional information, visit AEP’s website at www.aepinc.com.

Forward-Looking Information

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (as amended, and together with the rules and regulations thereunder, the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. All statements regarding Berry’s, AEP’s or their respective subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends and dividend plans, financing plans, business strategy, budgets, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, merger integration, growth opportunities, dispositions, expected lease income, plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “would,” “will,” “seeks,” “approximately,” “outlook,” “looking forward” and other similar expressions or the negative form of the same are forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Berry and AEP caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, risks and uncertainties related to (i) the ability to obtain the approval of AEP’s stockholders; (ii) the risk that the conditions to closing of the mergers may not be satisfied; (iii) the ability of Berry to integrate the acquired business successfully and to achieve anticipated cost savings and other synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment; (v) potential litigation relating to the proposed transaction that could be instituted against Berry, AEP or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Berry’s or AEP’s business, including current plans and operations; (vii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the mergers; (viii) changes in prices and availability of resin and other raw materials and our ability to pass on changes in raw material prices on a timely basis; (ix) continued availability of capital and financing and rating agency actions; (x) legislative, regulatory and economic developments; (xi) catastrophic loss of one of our key manufacturing facilities, natural disasters and other unplanned business interruptions; and (xii) management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Proxy Statement/Prospectus, as well as other factors described AEP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015, AEP’s subsequent Quarterly Reports on Form 10-Q, AEP’s Current Reports on Form 8-K and Berry’s Annual Report on Form 10-K for the fiscal year ended October 1, 2016, in each case, as filed with the Securities and Exchange Commission (the “SEC”). The list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles or impediments to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Berry’s or AEP’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Berry nor AEP assumes any obligation to provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed transaction, Berry has filed with the SEC a registration statement on Form S-4 (File No. 333-213803) (the “Proxy Statement/Prospectus”) that contains a proxy statement of AEP and a prospectus of Berry and other documents with respect to Berry’s proposed acquisition of AEP. The Proxy Statement/Prospectus was declared effective by the SEC on December 15, 2016 and first mailed to AEP stockholders on December 16, 2016. Investors and security holders are urged to read the Proxy Statement/Prospectus (including all amendments and supplements thereto) filed, and other relevant documents that will be filed, with the SEC if and when they become available because they will contain important information about the proposed transaction.

Additional Information and Where to Find It

Investors may obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by Berry and AEP with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Berry with the SEC are available free of charge on Berry’s website at www.berryplastics.com and copies of the documents filed by AEP with the SEC are available free of charge on AEP’s website at www.aepinc.com.

Participants in the Solicitation Relating to the Mergers

Berry, AEP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AEP’s stockholders in respect of the proposed transaction. Information regarding Berry’s directors and executive officers can be found in the Proxy Statement/Prospectus and Berry’s 2016 Annual Report on Form 10-K for the year ended October 1, 2016, which was filed with the SEC on November 30, 2016, as well as its other filings with the SEC. Information regarding AEP’s directors and executive officers can be found in AEP’s definitive proxy statement for its 2016 annual meeting, which was filed with the SEC on February 25, 2016, and its 2015 Annual Report on Form 10-K for the year ended October 31, 2016, which was filed with the SEC on January 14, 2016, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants are included in the Proxy Statement/Prospectus and other relevant documents filed with the SEC in connection with the proposed transaction. These documents are available free of charge on the SEC’s website and from Berry and AEP, as applicable, using the sources indicated above.

Contacts

Berry Plastics Group, Inc.

Investors:

Dustin Stilwell, (812) 306-2964

ir@berryplastics.com

or

Media:

Eva Schmitz, (812) 306-2424

evaschmitz@berryplastics.com

AEP Industries Inc.

Paul M. Feeney, (201) 807-2330

feeneyp@aepinc.com

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